UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Class of Securities)

Sanj K. Patel

President & Chief Executive Officer

Synageva Biopharma Corp.

33 Hayden Avenue

Lexington, MA 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an email that was forwarded by Sanj Patel, the CEO of Synageva BioPharma Corp. (“Synageva”), on behalf of David Hallal, the CEO of Alexion Pharmaceuticals, Inc. (“Parent”), to all employees of Synageva on May 8, 2015, relating to the proposed acquisition of Synageva by Parent and Parent’s wholly-owned subsidiaries, Pulsar Merger Sub Inc. (“Purchaser”) and Galaxy Merger Sub LLC (“Merger Sub 2”), pursuant to the terms of the Agreement and Plan of Reorganization, entered into by and among Synageva, Parent, Purchaser and Merger Sub 2 on May 5, 2015.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

Parent has not commenced the exchange offer for shares of Synageva common stock. Upon commencement of the exchange offer, Parent will file with the SEC a Tender Offer Statement on Schedule TO. Following commencement of the exchange offer, Synageva will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. In addition, Parent will file a registration statement on Form S-4 that will serve as a prospectus for the shares of Parent stock to be issued as consideration. If the offer is successfully completed, the remaining shares of Synageva stock will be purchased by Parent in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required. Under certain circumstances described in the definitive transaction documents, the parties may determine instead to terminate the exchange offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Parent that will serve as a prospectus for the shares of Parent stock to be issued as consideration and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Stockholders are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents), the Solicitation/Recommendation Statement on Schedule 14D-9 and the Registration Statements on Form S-4 when such documents become available, as they will contain important information about the exchange offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. Requests for copies of the Tender Offer Statement, the Schedule 14D-9, and the Registration Statements on Form S-4 and other documents filed by Synageva with the SEC may be made by written request to the Investor Relations Department, Synageva BioPharma Corp., 33 Hayden Avenue, Lexington, MA 02421, telephone number (781) 357-9947 or from Synageva’s website, synageva.com and requests for copies of the Tender Offer Statement, the Proxy Statement of the Registration Statements on Form S-4 and other documents filed by Parent with the SEC may be made by written request to Investor Relations Department, Alexion Pharmaceuticals, Inc., 352 Knotter Drive, Cheshire, CT 06410, telephone number (203) 699-7722 or from Parent’s website, alexionpharm.com.

If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Synageva and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Synageva’s stockholders in connection with the proposed transactions. Information about Synageva’s directors and executive officers and their ownership of Synageva’s common stock is set forth in Synageva’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Synageva may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Synageva shareholders will be included in the Schedule 14D-9 and any proxy statement filed in connection with the transaction.

To All Synageva Employees,

I’ve asked Sanj to share this letter with all of you so that I could personally tell you how excited we are at Alexion about Wednesday’s news. The combination of Alexion and Synageva will create the world’s premier biopharmaceutical company serving patients with devastating and rare diseases. The agreement we announced strengthens our exclusive focus on developing and commercializing therapies that will transform the lives of more patients around the world.

As we begin this journey, I would like to recognize the entire Synageva team. Your hard work and contributions, guided by Sanj’s leadership, and the support of Felix and the Board of Directors, have built an outstanding organization. Everyone at Alexion has enormous respect for all that you have achieved at Synageva and believe we share many of the same values, as well as a common mission to develop and deliver breakthrough therapies for patients.

Kanuma is one of the most unique and valuable rare disease therapies in late-stage development today, with the potential to transform the lives of patients with LAL-D, including the youngest patients who typically do not survive beyond their first year of life. LAL-D aligns with Alexion’s passion for and expertise in serving children and adults suffering from devastating and rare diseases, such as hypophosphatasia (HPP), paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to Kanuma, Synageva has a strong clinical and pre-clinical pipeline, and combined, we will create the most robust rare disease pipeline in the industry.

I plan to visit Lexington on Monday to meet many of you in-person. All of us at Alexion look forward to leveraging the unique strengths of our combined company to transform the lives of patients and their families for generations to come.

Best regards,

/s/ David Hallal

Chief Executive Officer

Alexion Pharmaceuticals